UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item

______

1.	Press release dated April 29, 2020

PRESS RELEASE

Millicom refutes Telefónica’s claim over Costa Rica purchase agreement

Luxembourg, April 29, 2020 – Millicom International Cellular S.A. refutes Telefonica’s recent public communications alleging that the conditions to closing the Share Purchase Agreement (SPA) for the acquisition of Telefónica’s operating subsidiary in Costa Rica have been met. Millicom further notes that, in the event that the pending regulatory approvals for the transaction are not issued by May 1, 2020, it intends to terminate the SPA in accordance with the terms of the agreement.

As communicated in the press release dated February 20, 2019, Millicom entered into the SPA on that date to acquire Telefonica’s Costa Rica mobile business subject to customary closing conditions, which included the issuance of required regulatory approvals, certain of which have not yet been issued. The SPA establishes an end date of May 1, 2020, after which either party may terminate the agreement.

Millicom will vigorously defend any action brought by Telefonica in this matter.

-END-

For further information, please contact

Press: Vivian Kobeh, Corporate Communications Director +1-786-628-5300 press@millicom.com	Investors: Michel Morin, VP Investor Relations +1-786-628-5270 investors@millicom.com Sarah Inmon, Investor Relations Manager +1-786-628-5303 investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of cable and mobile services dedicated to emerging markets in Latin America and Africa. Millicom sets the pace when it comes to providing high-speed broadband and innovation around The Digital Lifestyle® services through its principal brand, TIGO. As of December 31, 2019, Millicom operating subsidiaries and joint ventures employed more than 22,000 people and provided mobile services to approximately 52 million customers, with a cable footprint of more than 11 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

This information was prior to this release inside information and is information that Millicom is obliged to make public pursuant to the EU Market Abuse Regulation. This information was submitted for publication, through the agency of the contact person set out above, at 21:15 CET on April 29, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)
By:	/s/ Salvador Escalon
	Name:	Salvador Escalon
	Title:	Executive Vice President, General Counsel

Date: April 29, 2020